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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                             Commission File Number 0-22486

                           NOTIFICATION OF LATE FILING

 (Check One):   |X| Form 10-K     o Form 11-K       o Form 20-F      o Form 10-Q
o    Form N-SAR
         For Period Ended:       December 31, 1997
                          -----------------------------------------------------
o    Transition Report on Form 10-K       o      Transition Report on Form 10-Q
o    Transition Report on Form 20-K       o      Transition Report on Form N-SAR
o    Transition Report on Form 11-K

         For the Transition Period Ended:
                                         --------------------------------------
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------
                                     PART I
                             REGISTRANT INFORMATION

Full name of registran         IAT Multimedia, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
                                           Geschaftshaus Wasserschloss
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                                           Aarestrasse 17
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City, State and zip code                   CH-5300 Vogelsang-Turgi, Switzerland
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if possible.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's annual report on Form 10-K could not be timely filed due to the significant amount of time required by management to effect the recent transfer of the business and certain of the assets and liabilities of the registrant's subsidiaries, IAT Deutschland GmbH Interaktive Mediensysteme and IAT AG, as described in the registrant's Form 8-K filed on March 20, 1998 (the "Spinoffs").


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Klaus Grissemann                     011-41-56-223-5022
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             (Name)                 (Area Code)               (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X|Yes  |_| No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes  |_| No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant acquired 100% of the shares of capital stock of the general partner of FSE Computer-Handel GmbH & Co. KG ("FSE") and 80% of the limited partnership interests of FSE, in November 1997, as described in its Current Report on Form 8-K filed on November 13, 1997, and entered into the Spinoffs in March 1998. The acquisition of FSE will cause significant changes to the earnings statements to be included compared to the corresponding period for the last fiscal year. As a result of the acquisition of FSE, the registrant's net sales increased from approximately $1.2 million in 1996 to approximately $5.9 million in 1997. The registrant anticipates that its 1997 loss will be greater than its 1996 loss. More detailed estimates of results cannot be made at this time for the reasons described in Part III.


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                              IAT Multimedia, Inc.
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                  (Name of Registrant as Specified in Charter)



Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date    March 31, 1998                             By:  /s/ Klaus Grissemann
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                                                          Klaus Grissemann
                                                          Director and CFO


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